UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Nasdaq Bid Price Compliance

As previously reported by Hongli Group Inc. (Nasdaq: HLP) (the “Company”), on July 2, 2026, the Company received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s Class A ordinary shares (“Class A Ordinary Shares”) over the 30 consecutive business day period between May 19, 2026 and July 1, 2026, the Company was not in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

On August 7, 2026, the Company received a notification letter from Nasdaq, dated August 7, 2026, stating that the Company has regained compliance with the Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Class A Ordinary Shares has been at $1.00 per share or greater for the last 10 consecutive business days from July 24, 2026 to August 6, 2026. Accordingly, Nasdaq has considered that the Company has regained compliance with the Minimum Bid Price Requirement and this matter is now closed.

On August 12, 2026, the Company issued a press release entitled “Hongli Group Inc. Announces Compliance with Nasdaq Minimum Bid Price Requirement”, a copy of which is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-289457), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278321), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The information in the attached Exhibit 99.1 shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: August 12, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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